CUSIP NO: 15678U 128	Page 1 of 7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

CEREVEL THERAPEUTICS HOLDINGS, INC.
(Name of Issuer)h

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

15678U 128
(CUSIP Number)

Margaret M. Madden, Esq.
Senior Vice President and Corporate Secretary,
Chief Governance Counsel
Pfizer Inc.
66 Hudson Boulevard East
New York, New York 10001
(212) 733-2323

Copy to:
DLA Piper LLP (US)
650 South Exeter Street, Suite 1100
Baltimore, MD 21202
(410) 580-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 1, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO: 15678U 128	Page 2 of 7

1.	NAMES OF REPORTING PERSONS Pfizer Inc. (“Pfizer”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%(1)
14.	TYPE OF REPORTING PERSON CO

(1)
On August 1, 2024, Cerevel Therapeutics Holdings, Inc., a Delaware corporation (“Cerevel”), announced in a Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on August 1, 2024 (the “Cerevel Closing Form 8-K”) that it completed the previously announced merger of Symphony Harlan Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Symphony Harlan LLC, a Delaware limited liability company and a wholly owned subsidiary of AbbVie Inc., a Delaware corporation (“AbbVie”), with and into Cerevel (the “Merger”), with Cerevel surviving the Merger as a wholly owned subsidiary of AbbVie. As reported in the Cerevel Closing Form 8-K, at the effective time of the Merger (the “Effective Time”), each of the issued and outstanding shares of Cerevel’s common stock, par value $0.0001 per share (each, a “Cerevel Share”), other than certain Cerevel Shares specified in the Cerevel Closing Form 8-K, was canceled and extinguished and automatically converted into the right to receive $45.00 per Cerevel Share in cash (the “Merger Consideration”), without interest and subject to any applicable withholding taxes. Accordingly, at the Effective Time, each Cerevel Share beneficially owned by the Reporting Person was canceled and extinguished and automatically converted into the right to receive the Merger Consideration.

CUSIP NO: 15678U 128	Page 3 of 7

Item. 1.        Security and Issuer
This Amendment No. 5 (this “Amendment No. 5”) to the statement on schedule 13D originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 6, 2020, as amended by Amendment No. 1 filed with the Commission on July 9, 2021, Amendment No. 2 filed with the Commission on September 17, 2021, Amendment No. 3 filed with the Commission on April 7, 2022, and Amendment No. 4 filed with the Commission on October 18, 2023 (as amended, the “Statement”), relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Cerevel Therapeutics Holdings, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 222 Jacobs Street, Suite 200, Cambridge Massachusetts 02141. As discussed below, the Issuer’s shares of Common Stock ceased to trade on The Nasdaq Capital Market under the ticker symbol “CERE” on August 1, 2024.  The filing of this Amendment No. 5 represents the final amendment to the Schedule 13D and constitutes an “exit filing” for the Reporting Person.
Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Statement.  Capitalized terms used but not otherwise defined in this Amendment No. 5 shall have the meanings ascribed to them in the Statement.

Item 2.	Identity and Background.
The response set forth in Item 2 of the Statement is hereby amended by deleting Schedule I in its entirety and replacing it with Schedule I attached.
(d) – (e) During the last five years, neither the Reporting Person nor any person named in Schedule I has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) The jurisdiction of organization of the Reporting Person is set forth in subsection (a) of Item 2 of the Statement. The citizenship of each of the individuals referred to in Schedule I is set forth on Schedule I.

Item 4.	Purpose of Transaction
The following amends and restates the information set forth in Item 4 of the Statement by adding the following at the end thereof:
On August 1, 2024, Cerevel Therapeutics Holdings, Inc., a Delaware corporation (“Cerevel”), announced in a Current Report on Form 8-K filed with the Commission on August 1, 2024 (the “Cerevel Closing Form 8-K”) that it completed the previously announced merger of Symphony Harlan Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Symphony Harlan LLC, a Delaware limited liability company and a wholly owned subsidiary of AbbVie Inc., a Delaware corporation (“AbbVie”), with and into Cerevel (the “Merger”), with Cerevel surviving the Merger as a wholly owned subsidiary of AbbVie. As reported in the Cerevel Closing Form 8-K, at the effective time of the Merger (the “Effective Time”), each of the issued and outstanding shares of Cerevel’s common stock, par value $0.0001 per share (each, a “Cerevel Share”), other than certain Cerevel Shares specified in the Cerevel Closing Form 8-K, was canceled and extinguished and automatically converted into the right to receive $45.00 per Cerevel Share in cash (the “Merger Consideration”), without interest and subject to any applicable withholding taxes. Accordingly, at the Effective Time, each Cerevel Share beneficially owned by the Reporting

CUSIP NO: 15678U 128	Page 4 of 7

Person was canceled and extinguished and automatically converted into the right to receive the Merger Consideration.
In connection with the consummation of the Merger, The Nasdaq Stock Market LLC (“Nasdaq”) filed with the Commission a Notification of Removal from Listing and Registration on Form 25 delisting all Cerevel Shares from Nasdaq and deregistering such Cerevel Shares under Section 12(b) of the Securities Exchange Act of 1934, as amended.

Item 5.	Interest in Securities of the Issuer

The following amends and restates the information set forth in the paragraph captioned “(a)—(b)” in Item 5 of the Statement in its entirety.
(a)—(b)    As of the date of the Amendment No. 5, the Reporting Person holds 0 shares of Common Stock, representing 0.0% of the outstanding shares of Common Stock. On August 1, 2024, Cerevel announced in the Cerevel Closing Form 8-K that it completed the previously announced Merger, with Cerevel surviving the Merger as a wholly owned subsidiary of AbbVie. As reported in the Cerevel Closing Form 8-K, at the Effective Time, each Cerevel Share, other than certain Cerevel Shares specified in the Cerevel Closing Form 8-K, was canceled and extinguished and automatically converted into the right to receive the Merger Consideration, without interest and subject to any applicable withholding taxes. Accordingly, at the Effective Time, each Cerevel Share beneficially owned by the Reporting Person was canceled and extinguished and automatically converted into the right to receive the Merger Consideration.

The following amends and restates the information set forth in the paragraph captioned “(c)” of Item 5 of the Statement in its entirety.

(c) Except as reported in the Statement, as amended by this Amendment No. 5, neither the Reporting Person nor any of the individuals listed on Schedule I has effected any transactions in the Common Stock during the past sixty (60) days.

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SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2024
PFIZER INC.

By:    /s/ Susan Grant
Name: Susan Grant
Title: Assistant Secretary

CUSIP NO: 15678U 128	Page 6 of 7

Schedule I
Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of Pfizer

The business address of each director and executive officer is c/o Pfizer Inc., 66 Hudson Boulevard East, New York, NY 10001. Unless otherwise indicated, each director and executive officer is a citizen of the United States.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
Albert Bourla, DVM, Ph.D. Chairman and Chief Executive Officer	Chairman and Chief Executive Officer, Pfizer.
Ronald E. Blaylock Independent Director	Founder, Managing Partner of GenNx360 Capital Partners.
Susan Desmond-Hellmann, M.D., M.P.H. Independent Director	Former Chief Executive Officer of the Bill & Melinda Gates Medical Research Institute.
Joseph J. Echevarria Independent Director	Retired Chief Executive Officer of Deloitte LLP.
Scott Gottlieb, M.D. Independent Director	Partner, New Enterprise Associates, Inc.’s Healthcare Investment Team and Resident Fellow of the American Enterprise Institute.
Helen H. Hobbs, M.D. Independent Director	Investigator of the Howard Hughes Medical Institute
Professor of Internal Medicine and Molecular Genetics and Director of the McDermott Center for Human Growth and Development at the University of Texas Southwestern Medical Center.
Susan Hockfield, Ph.D. Independent Director	Professor of Neuroscience and President Emerita, Massachusetts Institute of Technology.
Dan R. Littman, M.D., Ph.D. Independent Director	Helen L. and Martin S. Kimmel Professor of Molecular Immunology, Department of Pathology at NYU Grossman School of Medicine. Investigator of the Howard Hughes Medical Institute.
Shantanu Narayen Lead Independent Director	Chairman and Chief Executive Officer of Adobe Inc.
Suzanne Nora Johnson Independent Director	Retired Vice Chairman, Goldman Sachs Group, Inc.
James Quincey Independent Director	Chairman and Chief Executive Officer, The Coca-Cola Company. Country of citizenship United Kingdom.
James C. Smith Independent Director	Chairman of the Thomson Reuters Foundation. Retired President and Chief Executive Officer of Thomson Reuters Corporation.
Cyrus Taraporevala Independent Director	Former President and Chief Executive Officer of State Street Global Advisors
Andrew Baum Chief Strategy and Innovation Officer, Executive Vice President	Chief Strategy and Innovation Officer, Executive Vice President, Pfizer. Country of citizenship United Kingdom
Chris Boshoff, FRCP, FMedSci, Ph.D. Chief Oncology Officer, Executive Vice President	Chief Oncology Officer, Executive Vice President, Pfizer.
Alexandre de Germay Chief International Commercial Officer, Executive Vice President	Chief International Commercial Officer, Executive Vice President., Pfizer. Country of citizenship France.
David M. Denton Chief Financial Officer, Executive Vice President	Chief Financial Officer, Executive Vice President, Pfizer.

CUSIP NO: 15678U 128	Page 7 of 7

Mikael Dolsten, M.D., Ph.D. Chief Scientific Officer, President, Pfizer Research & Development	Chief Scientific Officer, President, Pfizer Research & Development, Pfizer.
Lidia Fonseca Chief Digital and Technology Officer, Executive Vice President	Chief Digital and Technology Officer, Executive Vice President, Pfizer.
Rady Johnson Chief Compliance, Quality and Risk Officer, Executive Vice President	Chief Compliance, Quality and Risk Officer, Executive Vice President, Pfizer.
Douglas M. Lankler General Counsel, Executive Vice President	General Counsel, Executive Vice President, Pfizer.
Aamir Malik Chief U.S. Commercial Officer, Executive Vice President	Chief U.S. Commercial Officer, Executive Vice President, Pfizer.
Michael McDermott Chief Global Supply Officer, Executive Vice President	Chief Global Supply Officer, Executive Vice President, Pfizer.
Payal Sahni Becher Chief People Experience Officer, Executive Vice President	Chief People Experience Officer, Executive Vice President, Pfizer.
Sally Susman Chief Corporate Affairs Officer, Executive Vice President	Chief Corporate Affairs Officer, Executive Vice President, Pfizer.